SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2016

ASSETS

Cash	$	5,209,461
Deposit with clearing agent		500,000
Receivables from brokers, dealers and counterparties		3,598,936
Net trade date receivable		17,100,317
Marketable securities owned, at fair value		50,945,099
Due from affiliates		1,756,487
Due from related parties		1,285,885
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,140,657		1,575,196
Other assets		1,837,157
Deferred income taxes		152,600
Total Assets	$	83,961,138

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Securities sold, not yet purchased at fair value	$	26,503,394
Accrued expenses and other liabilities		19,522,904
Due to clearing agent		7,418,938
Subordinated loan		5,000,000
Payables to brokers, dealers and counterparties		1,612,690
Income taxes payable		85,757
Due to affiliate		3,860
Total Liabilities		60,147,543
Commitments and contingencies		
Stockholder's equity		
Common stock, $.10 par value, 100,000 shares authorized; 24,176 shares issued and outstanding		2,418
Additional paid-in-capital		3,727,975
Retained earnings		20,083,202
Total Stockholder's Equity		23,813,595
	$	83,961,138

See notes to financial statements.

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SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF INCOME

FISCAL YEAR ENDED SEPTEMBER 30, 2016

REVENUES		
Investment banking and underwriting revenue	$	40,887,393
Net trading profit		18,732,378
Financial advisory, placement and remarketing fees		2,347,556
Commission income and other fees		2,194,956
Interest income		3,567,663
Gain on insurance recovery		1,184,706
Other income		245,400
Total Revenues		69,160,052
EXPENSES		
Employee compensation and benefits		47,498,015
Brokerage and clearing fees		819,138
Communication and technology services		3,807,582
Occupancy		2,868,589
Other operating expenses		6,018,798
Interest		941,734
Total Expenses		61,953,856
INCOME BEFORE INCOME TAXES		7,206,196
INCOME TAX EXPENSE		
Current		2,607,295
Deferred		77,900
Total Income Tax Expense		2,685,195
NET INCOME	$	4,521,001

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FISCAL YEAR ENDED SEPTEMBER 30, 2016

	Common Stock Outstanding Shares	Common Stock Amount	Additional Paid-in-Capital	Retained Earnings	Total Stockholder's Equity
Balance, September 30, 2015	24,176	$ 2,418	$ 3,727,975	$ 17,185,201	$ 20,915,594
Net income	-	-	-	4,521,001	4,521,001
Dividend paid	-	-	-	(1,623,000)	(1,623,000)
Balance, September 30, 2016	24,176	$ 2,418	$ 3,727,975	$ 20,083,202	$ 23,813,595

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF CASH FLOWS

FISCAL YEAR ENDED SEPTEMBER 30, 2016

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	4,521,001
Adjustments to reconcile net income to net		
cash provided by operating activities		
Depreciation and amortization		104,166
Deferred income taxes		77,900
Loss on disposals		188,045
Decrease (increase) in assets:		
Deposit with clearing agent		(250,000)
Receivables from brokers, dealers and counterparties		(1,867,722)
Net trade date receivable		(13,150,502)
Marketable securities owned		4,247,198
Due from clearing agents		14,604
Other assets		825,837
Due from affiliates		819,884
Due from related parties		(162,702)
Increase (decrease) in liabilities:		
Securities sold, not yet purchased		3,833,398
Accrued expenses and other liabilities		7,544,739
Due to clearing agents		(5,359,953)
Payables to brokers, dealers and counterparties		1,566,201
Income taxes payable		80,973
Due to affiliate		3,860
Net Cash Provided by Operating Activities		3,036,927
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of furniture, equipment and leasehold improvements		(1,399,626)
Net Cash Used in Investing Activities		(1,399,626)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of subordinated loans		30,000,000
Repayment of subordinated loans		(30,000,000)
Dividends paid		(1,623,000)
Net Cash Used in Financing Activities		(1,623,000)
NET INCREASE IN CASH		14,301
Cash at September 30, 2015		5,195,160
Cash at September 30, 2016	$	5,209,461
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for:		
Interest	$	911,343
Income taxes	$	251,932

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

FISCAL YEAR ENDED SEPTEMBER 30, 2016

Balance, September 30, 2015	$	5,000,000
Issuances of subordinated loan		30,000,000
Repayments of subordinated loan		(30,000,000)
Balance, September 30, 2016	$	5,000,000